UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the second quarter ending 31 December 2007
Harmony Gold Mining Company
Limited
PO Box 2
  Randfontein
           1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

SALIENT FEATURES
■
Harmony signs agreement on establishing a separate uranium company
■
Total operating costs down by 8.1%
■
Cash operating profit up by 43.0%
■
Elandsrand repaired and back in production
■
Financial results for six months ended 31 December 2007 reviewed by external auditors
FINANCIAL SUMMARY FOR THE SECOND QUARTER ENDED 31 DECEMBER 2007
(All results exclude Discontinued Operations unless otherwise indicated)
Quarter*
Quarter
Q-on-Q
Quarter*
Financial year
Sep 2007
Dec 2007
% change
Dec 2006
2007
Gold produced
– kg
13 523
12 403
(8.3)
13 515
25 926
– oz
434 773
398 764
(8.3)
434 515
833 537
Cash costs
– R/kg
132 920
133 234
(0.2)
102 382
133 053
– $/oz
582
613
(5.3)
435
597
Cash operating profit
– Rm
315
450
43.0
568
764
– US$m
44
66
50.0
78
110
Cash earnings
– SA c/s
79
113
43.0
143
192
– US c/s
11
17
54.6
20
28
Basic (loss)/earnings
– SA c/s
(129)
(49)
62.0
116
(178)
– US c/s
(18)
(7)
61.1
16
(26)
Headline (loss)/earnings
– SA c/s
(30)
(43)
(43.3)
43
(73)
– US c/s
(4)
(6)
(50.0)
6
(11)
Fully diluted (loss)/earnings
– SA c/s
(128)
(48)
62.5
114
(176)
– US c/s
(18)
(7)
61.1
16
(25)
*The figures were adjusted to exclude further discontinued operations. See financial statements.
P

FINANCIAL REVIEW FOR THE SECOND QUARTER ENDED
31 DECEMBER 2007

P

Notes to the condensed consolidated financial statements for the quarter and six months ended 31 December 2007 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
28

CHIEF EXECUTIVE’S REVIEW
In this, my first report to Harmony shareholders as Chief Executive Officer, I would firstly like to thank the selection panel and the board of directors for their confidence in my leadership to take Harmony forward and I look forward to working closely with them in the years ahead.
Harmony will continue to focus on creating shareholder value and, over time, to out-perform the market. One of my priorities for the company is to outline a long-term strategy. Harmony has in the past few years been focusing on organic growth and these projects are now mines under construction, most building up in production from now to 2010. All of these mines will have longer life with generally higher grades. These production units are larger and we will be expecting more consistent results, both in tonnes and grade. These long life mines, together with those already in production, will be the core of Harmony in the future. They make up the bulk of Harmony’s reserves and will have lower cash costs.
Management time will continue to be focused on striving to achieve desired returns by reducing the planning gap and continually reviewing to squeeze the best from the orebodies. Some short life assets will remain within the Harmony stable, operations which under certain circumstances, possibly with a capital injection, could have their lives vastly extended. These assets will continue to have high cash cost, however, at today’s high gold prices these assets could deliver significant profits.
Management will endeavour to explore ways and means of obtaining good value for shareholders from these assets by investigating ways of recapitalising them.
Harmony is thus moving to a producer with a higher focus on quality. Our aspirations are to have sustainable growth, a culture of achievement, a buoyant and rising stock price, to be a responsible corporate citizen, have professional business practice and have inspired, enthusiastic and competent employees.
Turning to the second quarter’s financial results for the period ended 31 December 2007, I draw your attention to changes made to this quarter’s reporting format. The previous structure of quality, growth, leverage and international assets has been replaced with South African underground, surface and international assets. We believe that it had become essential to re-assess our company structure as four of our projects have begun to contribute to turnover and as Harmony begins its transformation to a quality producer.
In addition to the company structure changes, and in accordance with the new accounting regulations, we highlight the fact that four of Harmony’s operations, Orkney shafts 1 – 7, St Helena, Cooke shafts and plant in Randfontein, and Mt Magnet and
South Kal in Australia, are now being reported as discontinued operations in the income statement.
The company’s operational results for the second quarter 2008 were negatively affected by the 44 days of stoppage time at
Elandsrand after a shaft incident, in order to carry out the investigation into the mine incident of 3 October 2007. Elandsrand accounted for 67.1% or 1 177 kg loss of production in the December quarter. The one-day national strike called by the National
Union of Mineworkers in support of safety also impacted on production. However, both the Elandsrand accident and the one-
day strike has resulted in increased safety focus and we are hopeful that this will result in positive safety behaviour and a renewed safety effort from all Harmony employees.
Harmony’s total production for its underground continuing operations decreased by 1.3% to 4 445 000 tonnes resulting in an
8.3% decrease in kilograms produced to 12 403 kg and a 3.9% drop in grade to 4.87g/t. Cash operating costs remained almost unchanged at R133 234/kg.
The gold price received at R169 502/kg was 8.5% higher than the September quarter but the Rand/US dollar exchange rate was
4.7% stronger at 677 cents. Harmony’s operating profit from continuing operations improved 43.0% to R449.8 million.
Capital expenditure increased during the quarter under review to R808 million, this is mainly due to the ramp up in expenditure at Hidden Valley in Papua New Guinea.
The benefits of Harmony’s intensive cost control measures that commenced early in October 2007 will only materialise in the next half of the financial year. Measures implemented included the termination of 2 827 external contractors and the voluntary retrenchments and natural attrition of 2 123 and transfer to more efficient shafts of 4 859 employees. The transfers were mainly service staff from Randfontein central offices and from non-productive to productive areas.
P

St Helena Nos. 4 and 8 shafts were placed on care and maintenance and its 650 employees have been redeployed at other
Harmony operations. The transfer of the centralised staff at Randfontein to the operations is part of the company’s decentralisation process to compel operations to take ownership of their costs. Our total complement now stands at
43 800 employees and 5 700 contractors compared with 47 431 employees and 7 019 contractors at 30 June 2007.
During the quarter, the internal due diligences on the effectiveness of the continuous mining (Conops) method were completed at the Tshepong, Elandsrand, Masimong, Evander No. 8 and Winkelhaak shafts, as well as Cooke 2 operations. These operations and
Target are the only Harmony shafts that operate on Conops. The review revealed that Conops was not an effective mining method at Masimong and it has subsequently been terminated and the majority of the workforce transferred to Phakisa. Conops will be reviewed continually and it is our intention to phase out Conops at those operations that do not deliver on our objectives.
The costs savings drive have had effects of positively decreasing the working cost from R1 798 million to R1 652 million and hence despite producing less gold (mainly due to the Elandsrand accident) the cash cost remained virtually unchanged.
All conditions precedent relating to South Kal disposal were met on 30 November 2007, with Dioro Exploration NL taking over operations on that date and the purchase price of A$25 million cash paid and A$20 million of shares issued to Harmony.
Harmony
also signed the sales contract with Australian-based junior miner Monarch Gold Mining Company Limited for the sale of Mount Magnet.
The Mount Magnet operations completed mining during December 2007 and consequently the last tonnages for Harmony’s account from this operation have been milled in January 2008.
Harmony believes that partnerships may be one of the primary vehicles through which we will enhance our growth strategy in the south-east Asian region. We are thus pursuing alliances with interested parties with technical mining skills and capital to equally share the Hidden Valley Gold and Silver Mine, the Wafi/Golpu projects and the extensive exploration licenses in
Papua New Guinea. We will only consider transactions that are of good value to Harmony’s shareholders.
To this end, we have progressed to a shortlist of leading international mining companies with whom we are in discussions.
We are confident that we will be in a position to finalise this process in April 2008, with a partner to be introduced thereafter.
This new partnership will build on the excellent relationships Harmony enjoys with the local government and contribute significantly to the domestic economic growth.
Shareholders were advised on 19 December 2007 that a significant decision had been made with regard to the future of
Harmony’s Cooke shafts and its uranium assets in the Randfontein area. Several proposals from interested parties were considered but only the offer from Pamodzi Resources Fund was in line with Harmony’s strategy of realising value for its shareholders.
In essence, the signed agreement proposes that certain uranium and gold assets of the Randfontein Cooke Section be sold into a new company (Newco). The purchase price payable by the still to be named Newco for these assets amounts to
US$420 million. In addition, Pamodzi Resources Fund will acquire a 60% shareholding in Newco from Investco, the subsidiary of ArmGold/Harmony Joint Investment Company, for a purchase consideration of US$252 million, with Harmony retaining a
40% shareholding in Newco.
Both parties are currently in the process of meeting conditions precedent and we are confident that these will be completed by 31 March 2008. A new dedicated executive management team will assume responsibility for developing the project and we will soon be appointing a chief executive officer to manage Newco.
The revenues from the Randfontein Cooke shafts will be equity accounted and the profit from associates will be reflected in the income statement.
In the light of Eskom’s electricity supply disruptions and with mines operating only at 90% of Harmony’s previous power supply, the company’s production for the March 2008 quarter could decrease.
Harmony’s management is devising new strategies on optimising operations to produce at 90% of electricity to ensure that we deliver returns on our shareholders’ investments.
P

SAFETY AND HEALTH REPORT
■
Six mines in the Free State achieve 500 000 fatality free shifts
■
Two Harmony mines achieve one million fatality free shifts
Fatality injury rate (per million hours worked)
Group Safety
Harmony experienced a sharp regression of 62% in its Fatality Injury Frequency Rate (FIFR) for the second quarter ended
31 December 2007.
The Lost Time Injury Frequency Rate (LTIF) rate for the South African operations improved during the quarter from a rate of
14.26 to 12.64 for the second quarter of financial year 2008 an improvement of 11.4%. The Reportable Injury Frequency Rate
(RIFR) also improved from 7.53 in 2007 to 6.63 for the first quarter of 2008, showing an improvement of 12.0%.
Eight employees regretfully lost their lives during the course of work on Harmony’s mines during the quarter under review.
One LTI and two medical treatment injuries occurred at our Hidden Valley project in Papua New Guinea.
Despite the regression in the fatality injury rate some excellent safety records were achieved. Six of Harmony’s
SA underground shafts, Tshepong, Bambanani, Masimong, Harmony 2 and Merriespruit 1 and 3 achieved half-a-million fatality free shifts. Evander 8 shaft and Harmony 2 shaft achieved one million fatality free shifts during the quarter.
P

THE SECOND QUARTER ENDED 31 DECEMBER 2007 UNDER REVIEW
Harmony’s SA underground operations, excluding the discontinued operations, delivered a steady operational performance for the second quarter of financial year 2008.
Tonnes Milled
Tonnes milled from the company’s underground operations, excluding discontinued operations, decreased by 6.5% to
2 297 000 tonnes (2 457 000 tonnes). This decrease in tonnes milled is mainly attributed to Elandsrand’s loss of production for the quarter. The quarter saw Bambanani and Joel mine back in production but the closure of St Helena and the restructuring at Masimong impacted negatively on the company’s underground production.
Recovery Grades
Gold production dropped by 10.3% on lower recovery grade from SA underground mines but mainly due to Elandsrand’s
1 177 kg loss of production. This impacted on recovery grades which fell by 3.9% when compared with the previous quarter to 4.87g/t (5.07g/t).
Cost Control
Cash operating costs were well contained with Target, Bambanani, Joel and Virginia being the main contributors. Elandsrand’s costs impacted on an otherwise cost-conscious quarter. Cash operating costs increased by 2.0% to R138 531/kg (R135 776/kg).
The performance of the company is best highlighted in the following table*:
Q-on-Q
Sep 2007
Dec 2007
% Variance
Dec 2006
Production
–  kg
13 523
12 403
(8.3)
13 515
Production
–  oz
434 773
398 764
(8.3)
434 515
Revenue
–  R/kg
156 187
169 502
8.5
144 416
Revenue
–  US$/oz
684
779
13.9
614
Cash cost
–  R/kg
132 920
133 234
(0.2)
102 382
Cash cost
–  US$/oz
582
613
(5.3)
435
Exchange rate
–  USD/ZAR
7.10
6.77
4.7
7.32
Cash Operating Profit and Margin*
Q-on-Q
Sep 2007
Dec 2007
% Variance
Dec 2006
Cash operating profit (Rm)
315
450
43.0
568
Cash operating profit margin (%)
14.9
21.4
43.6
29.1
* Continuing Operations only
P

Quarter-on-quarter cash operating profit variance analysis (Continuing Operations)
Cash operating profit – September 2007
R314.6 million*
–  volume change
(118.7)
–  working cost change
145.0
–  recovery grade change
(56.5)
–  gold price change
165.4
–  net variance
135.2
Cash operating profit – December 2007
R449.8 million
*The figure was adjusted to exclude further discontinued operations. See financial statements.
Analysis of earnings per share from continuing operations
Quarter ended
Quarter ended
Quarter ended
Earnings per share (SA cents)
September 2007
December 2007
December 2006
Cash earnings
79
113
143
Basic (loss)/earnings
(129)
(49)
116
Headline (loss)/earnings
(30)
(43)
43
Fully diluted (loss)/earnings
(128)
(48)
114
Reconciliation between basic loss and headline loss from continuing operations
Quarter ended
Quarter ended
Headline earnings/(loss) per share (SA cents)
September 2007
December 2007
Basic loss
(129)
(49)
Loss on sale of property, plant and equipment
(1)
(7)
Profit on disposal of investment in Gold Fields Limited
100
–
Provision for doubtful debt
–
13
Headline loss
(30)
(43)
P

CAPITAL EXPENDITURE (Continuing Operations)
Harmony’s capital projects are at various stages of completion. Capital expenditure at Hidden Valley reflects a sharp increase from R161 million to R275 million as development of the mine accelerates. Good progress is being made at the South African-
based projects with all of the projects in production build-up mode.
Actual
Actual
Operational Capex
September 2007
December 2007
Rm
Rm
South African Operations
320
348
Total Operational Capex
320
348
Capital
Actual
Actual
invested
Project Capex
September 2007
December 2007
to date
Rm
Rm
Rm
Doornkop South Reef
71
91
790
Elandsrand New Mine
44
22
750
Tshepong North Decline
21
17
278
Phakisa Shaft
58
55
720
Hidden Valley, PNG
161
275
1 057
Total Project Capex
355
460
3 595
Total Capex
675
808
Quarterly profit comparison for Continuing Operations
Operation
Working profit (Rm)
Variances (Rm)
September     December
2007
2007
Variance
Volume
Grade
Price
Costs
Operations
SA Underground Operations
255.3
345.4
90.1
(126.9)
(74.3)
147.3
144.0
Surface Operations
59.3
104.4
45.1
8.2
17.8
18.1
1.0
International Operations
–
–
–
–
–
–
–
Total Harmony
314.6
449.8
135.2
(118.7)
(56.5)
165.4
145.0
P

SOUTH AFRICAN UNDERGROUND OPERATIONS
Includes the following shafts: Tshepong, Phakisa, Doornkop, Elandsrand, Target, Masimong, Evander, Bambanani, Joel and
Virginia Operations
Q-on-Q
September 2007
December 2007
% Variance
December 2006
U/g tonnes milled
(‘000)
2 457
2 297
(6.5)
2 727
U/g recovery grade
(g/t)
5.07
4.87
(3.9)
4.70
U/g kilograms produced
(kg)
12 462
11 175
(10.3)
12 825
U/g operating costs
(R/kg)
135 776
138 531
(2.0)
103 841
U/g working costs
(R/tonne)
689
674
2.2
488
Tshepong Mine
Production
The two fatalities during December 2007 impacted negatively on production volumes. Other negative contributory factors were geological complexities, flexibility problems and difficult mining conditions due to multiple faulting.
Tshepong’s incorrect mining mix of under-performance in volume from high grade areas and over-performance in low grade areas resulted in a decrease in grade.
Rand per kilogram costs were up by 3.2% to R107 616 (R104 334) due to higher volumes mined at 388 000 tonnes
(386 000 tonnes) and 143 fewer kilograms produced at 2 202 kg (2 345 kg). This resulted in a 6.6% drop in grade from 6.08g/t to 5.68g/t.
Project overview
Sub 66 decline is currently in production build-up phase and the total project is 95% complete. An area of 4 112m
2
was mined
during the quarter, an increased of 73% and reef metres developed increased by 52%. The majority of the remaining development is on 71 level.
As a result of geological complexities, additional development was required for most of the raise lines under the scope.
The 69 – 72 level main ore passes will require rehabilitation due to excessive scaling and the rehabilitation will start in the next quarter. On 71 level, the first raise line intersected reef in December 2007.
Annual Capital Expenditure Profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
Total
Actual Sunk
32.8
66.6
40.6
52.9
57.8
27.1
–
277.8
Forecast
6.6
–
6.6
Total
32.8
66.6
40.6
52.9
57.8
33.7
–
284.4
1st production
April 2007
P

Full production
July 2009
Future milestones
■
72 level dam pump station design to Sub 71 requirements
–  February 2008
■
Equipping of ore passes and 72 belt cross-cut
–  March 2008
■
Extensive secondary support programme in the chairlift decline
–  May 2008
■
Equipping of ore passes and 72 belt cross-cut complete
–  December 2008
Phakisa
Production
In its debut production quarter Phakisa milled 6 000 tonnes and produced 18 kg of gold at 3g/t.
Volumes from the stoping operations are on target and development metres are slightly up quarter-on-quarter but below plan.
This is as a result of ventilation constraints and poor cleaning. These issues are being addressed.
Phakisa’s cash operating costs should be viewed as part of its production build-up phase.
Project overview
Settlers design changed due to adverse ground conditions and 31% progress has been made to date. Blasting on No. 2 Settler was completed during the quarter.
Phase 1 of the surface infrastructure was completed, whilst civil construction and erection of main building has commenced.
Annual Capital Expenditure Profile
Table (Rm)
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk
117
116
147
227
113
–
–
720
Forecast
119
68
32
219
Total
117
116
147
227
232
68
32
939
1st production
June 2008
Full production
August 2010
Future milestones
■
Commissioning of 2nd Rail-veyor
–  February 2008
■
Commissioning of 55 level bulk air cooler
–  April 2008
■
69 level 1st raise line completion
–  May 2008
■
Start first revenue on 69 level
–  July 2008
■
Decline project completed
–  April 2010
P

Doornkop
Production
Grade at Doornkop was affected by lower volumes from the South Reef section due to pressure on logistics as production and shaft equipping compete. More focus will be given to shaft equipping in the third quarter to alleviate this problem.
Tonnes milled decreased 3.2% to 122 000 compared with 126 000 for the previous quarter. Recovery grade dropped by 10.8% from
3.60g/t to 3.21g/t. Total cash costs were 3.7% higher at R144 360/kg as a result of the lower gold production of 392 kg (454 kg).
Project overview
Station development continues on 202, 205, 207 and 212 levels with a total of 3 364 cubic metres excavated. Access development also continued on 192 and 197 levels with 467m excavated. Secondary development is also underway on 192 and
197 levels with 636m achieved.
The shaft has been excavated to final size and lined to 212 station elevation. Equipping of the loading station on 212 level is all that remains of the major shaft-sinking tasks and this is already underway. Construction of the pump station and loading levels is due to start during the next quarter following the completion of these excavations on 205, 207 and 212 levels. The main shaft is expected to be partially commissioned in April 2008.
Annual Capital Expenditure Profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
2010
2011
Total
Actual Sunk
13
98
114
147
256
162
790
Forecast
131
290
91
70
582
Total
13
98
114
147
256
294
290
91
70
1 372
1st production
July 2007
Full production
March 2010
Future milestones
■
Rock winder engineering commissioned
–  March 2008
■
Main shaft partially commissioned
–  March 2008
■
Rock winder hoisting
–  August 2008
Elandsrand
Production
The Elandsrand operations were severely impaired by the incident of 2 October 2007, when a compressed air pipe fell down the shaft and damaged infrastructure, as well as by the fall of ground later in the quarter. Volumes from the operations were a mere 94 000 tonnes compared with 289 000 tonnes previously.
Gold production amounted to 576 kg, a drop of 67.1% when compared with 1 753 kg for the previous quarter with a recovery grade of 6.13g/t (6.07g/t). The cost of treating the drastically reduced volumes resulted in an increase in R/kg costs of
R231 705/kg (R137 315/kg).
P

Project overview
The accident in the men and material shaft resulted in work being delayed by two months in various project areas. Various crews from the project assisted with the rehabilitation of the mine and machinery shaft.
The 92 level Turbine Dam progressed well during the quarter and at the end of December 2007 the excavation had been completely supported and lined.
The mechanicals (pumps, pipes, etc) in the 115 level pump station should be finished by end January 2008. During the next quarter the electrics and instrumentation will be installed. The switchgear for the 115 level sub-station was delivered and installed. Commissioning did not occur in November 2007 and is now scheduled for February 2008.
The third 22 kV feeder from 75 to 100 level and the last 6.6 kV feeder from 109 to 115 level, were installed during the Christmas break. The HT cable installations in the sub-shaft are 100% complete. The chambers for the 109 and 113 level mobile refrigeration plants were completed as well as the installation of the 102 level east and west bulk air coolers.
Annual Capital Expenditure Profile
Table (Rm)
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk
35.6
107.0
106.2
105.5
96.1
119.6
113.7
66.1
749.8
Forecast
69.5
141.0
29.1
239.6
Total
35.6
107.0
106.2
105.5
96.1
119.6
113.7
135.6
141.0
29.1
989.4
Project Production
Tonnes milled
% Split
Kilograms
% Split
Old Mine
35 344
38
256
47
New Mine
589 189
62
286
53
Total Mine
93 533
543
1st production
October 2003
Full production
June 2012
Future milestones
■
115 level main electrical sub-station commission
–  February 2008
■
100 level 22 kV sub-station complete
–  March 2008
■
115 level pump station commission
–  June 2008
■
Access development on 113 level complete
–  July 2008
■
No. 3 Service Shaft sub-bank, headgear and winder installation complete
–  July 2008
P

Target Mine
Despite persistent difficulties with truck availability and extensive damage to a loader in a fall of ground towards the end of
December, Target experienced a better quarter with a 6.7% increase in volumes from 150 000 to 160 000 tonnes.
Kilograms produced were higher at 725 kg from 688 kg, notwithstanding the decline in recovery grade of 1.3% to 4.53g/t (4.59g/t).
The first new trackless fleet arrived at Target late in the quarter and more units are expected during the March 2008 quarter, which will enhance Targets ability to move tonnes from the massive stopes. The water handling system is also being addressed and already there is much improvement.
Total cash costs were well-contained at R109 394/kg from R131 888/kg previously, a saving of 17.1%.
Masimong Mine
The discontinuation of Conops at Masimong and resulting disruption of labour resulted in a decrease in tonnes. Tonnes milled were down by 15.8% to 203 000 from 241 000. Consequently, gold production fell 17.4% to 905 kg (1 096 kg) and recovery grade declined 2% from 4.55g/t to 4.46g/t.
Costs of treating lower tonnes together with the decreased gold production resulted in a 3.7% increase in total cash costs of
R180 355/kg (R173 958/kg).
Evander Operations
Volumes mined at the Evander operations decreased by 2.7% to 362 000 tonnes (372 000 tonnes), as a result of an effort to improve the mining mix by moving to more profitable panels.
Recovery grade remained stable at 6.01g/t (6.03g/t), but kilograms produced were down 3.0% to 2 176 kg (2 244 kgs) as a result of lower volumes.
Cash costs increased by R5 431/kg to R116 291/kg compared with R110 860/kg for the September quarter.
A new production plan is being implemented with promising improvements in efficiencies and profitability.
Bambanani
Bambanani experienced a better quarter. Volumes increased by 25.6% from 238 000 to 299 000 tonnes, producing 1 595 kg
(1 275 kg) of gold on a lower yield of 5.33g/t compared with 5.36g/t, a 5.6% decline.
Cash operating cost was well-contained down by 11.2% at R141 056/kg (R158 769/kg).
Joel
Increased volumes and the commencement of hoisting at the North shaft resulted in improved tonnages of 99 000 tonnes
(81 000 tonnes) for the December quarter. More steady state production is expected from Joel in the coming quarters.
Gold produced increased to 455 kg (419 kg) but grade was down at 4.60 g/t (5.17 g/t) due to excessive channel widths. Costs showed a 5.5% improvement of R154 963/kg (R163 928/kg) for the December 2007 quarter.
P

Virginia Operations
Harmony, Merriespruit, Unisel, Brand
Q-on-Q
September 2007
December 2007
% Variance
December 2006
U/g tonnes milled
(‘000)
574
564
(1.7)
596
U/g recovery grade
(g/t)
3.81
3.78
(0.8)
3.25
U/g kilograms produced
(kg)
2 188
2 131
(2.6)
1 935
U/g working costs
(R/kg)
156 390
153 154
2.1
119 378
U/g working costs
(R/tonne)
596
579
2.9
388
Gold produced decreased by 2.6% to 2 131 kg compared with 2 188 kg due to lower tonnes milled from 564 000 to 574 000 and a lower yield of 3.78g/t from 3.81g/t when compared with the September quarter.
Lower costs mainly from Harmony 2 and the improved production translated into lower Rand per kilogram costs of
R153 154/kg (R156 390/kg) for the current quarter.
P

P 15
SOUTH AFRICAN SURFACE OPERATIONS
Kalgold, Phoenix, Free Gold surface and Target surface
Q-on-Q
September 2007
December 2007
% Variance
December 2006
Surface tonnes milled
(‘000)
2 047
2 148
4.9
1 032
Surface recovery grade
(g/t)
0.52
0.57
9.6
0.67
Kilograms produced
(kg)
1 061
1 228
15.7
690
Working costs
(R/kg)
99 379
85 031
14.4
75 227
Working costs
(R/tonne)
52
49
5.8
50
Kalgold
Kalgold experienced one of its more profitable quarters despite the abnormally high rainy conditions and electricity disruptions which resulted in 18 production days being lost. Good plant performance and the availability of water partially mitigated the negative factors. Tonnages milled were up by 25%, grade was 4% up due to higher feed grade from the stockpiles.
The D-zone pit is nearing the end of its life and it is likely that production from the D-Zone may cease within the next two quarters.
Project Phoenix
Slime reclamation tonnage throughput is now averaging about 525 000 tonnes per month. Existing deposition capacity is about three years.
Costs increased mainly on reagents.

P

INTERNATIONAL OPERATIONS
Hidden Valley
Project overview
The overall project schedule was maintained during the December quarter, with first gold still targeted in March 2009.
Manufacturing delays with the SAG mill have been contained, with the work being closely monitored at the manufacturing site to prevent further delays, as it remains on the project critical path to completion, together with the conveyor construction.
Project engineering is 74% complete and approximately 78% of process equipment ordered. Most of the plant platforms have now been completed, with the main civil contractor mobilising to site in the March quarter to start plant pad preparation and construction.
Work on the permanent camp construction is progressing well, with five 40 man dormitories handed over in December. Work on the tailings storage facility also accelerated during the quarter, with the starter dam now up to it final level over two thirds of its length.
The Kaveroi resource drilling continued during the quarter with 5000 meters drilled. The program continues to confirm known mineralisation at depth as well as the continuity of a previously unmodelled supergene zone at the meta-sediment/grano-
diorite contact. A preliminary geology model has been completed, with lower volumes of meta sediment to be pre stripped, compared to the previous model. This drilling program will be completed in the March quarter.
The mining fleet continues with waste movement and the development of the Hamata open pit, with the stripping of organics and construction of an access road to haul waste to the main dam of the tailings storage facility.
Annual Capex Expenditure Profile: (Construction Capital: Cash Flow)
Table (A$m)
2006
2007
2008
2009
2010
2011
2012
2013
Total
Actual Sunk
20
90
49
159
Forecast
188
142*
330
Total
20
90
237
142
489
*Includes A$28m for Rio Tinto Royalty buy-out
1st production
March 2009
Full production
June 2009

P 17
DISCONTINUED OPERATIONS
Orkney
Orkney has been under the management of Pamodzi Gold since September 2007.
Australia
At the end of November, Harmony announced that the conditions required to settle the South Kal sale agreement had been finalised.
During the quarter, Harmony also announced that it had signed a sales contract with Australian-based junior miner Monarch
Gold Mining Company for the sale of its Mount Magnet Operations. Harmony mined its last tonnages in December 2007 and milling ceased at the end of January 2008.
The Australian Operations delivered a good performance for the December 2007 quarter.
Randfontein Operations
Shareholders were advised on 19 December 2007 that in line with Harmony’s stated strategy of realising value for the uranium assets, Randfontein Estates Limited had entered into an agreement with Pamodzi Resources Fund to sell certain of the uranium and gold assets of Randfontein and create a new company (Newco).
The purchase price payable by Newco for Randfontein’s Cooke section and old Randfontein section assets is US$420 million.
Pamodzi Resources Fund is to acquire a 60% shareholding in Newco for a purchase price of US$252 million, with Harmony retaining 40% in Newco.
Turning to the quarter’s operational performance, Randfontein experienced two days of production losses which led to a 4.1%
decrease in volumes from 321 000 to 308 000 tonnes. Consequently kilograms produced were down by 358 kg from 1 968 kg to 1 610 kg due to incorrect mining mix.
Yields decreased by 14.7% to 5.23g/t from 6.13g/t due to lower recovery grades from VCR and A5 reef horizon.
Cash costs increased by 11.8% quarter on quarter to R121 625/kg from R108 816/kg.
Cooke Plant Operations
The Cooke plant project involves mechanical reclamation of sand from the dump and hydraulic transportation to Cooke plant where it will be milled and treated. To achieve this, a pipeline will be installed from Dump 20 to Cooke plant.
The project was approved by both Harmony and Pamodzi Resource Fund and procurement of all the equipment is currently being done. Construction will start by April 2008 and will be completed by the end of November 2008.
During the quarter persistent rain made production difficult by hampering access to the reclamation site and thus the delivery of sand. The quarter saw the acceleration of waste depletion and thus the decrease in recovery grade.

P

EXPLORATION
Wafi/Golpu
Project overview
The Wafi Golpu pre-feasibility study was reviewed by a Harmony project team and subjected to a Competent Person’s
Review (CPR) by RSG Global (Australia) during the quarter.
The CPR recommended that further exploration and drilling is warranted on the identified exploration targets. A detailed feasibility study on the Golpu Copper Project is also justified as is further mining studies at Wafi.
Exploration results and programme
The exploration potential at Wafi is considered to be very high, with gold resource definition at the Western Zone likely in the short term. The Western Zone ore displays similar mineralogical properties to the Link Zone and definition of a resource in the area will directly improve the overall economics of the project. The current Wafi/Golpu exploration programme and some of the recent drill hole intercepts also has the potential to significantly change the economics of both the copper and gold prospects.
Wafi “Near Mine” (Brownfields)
Drilling continued at the Western Zone with the aim of proving up additional high-grade underground resources for the
Wafi Au feasibility. Significant intercepts returned from WR261 included:
■
WR261:
23m
@ 7.0 g/t Au from 187m
21m
@ 3.9 g/t Au from 229m
13m
@ 8.4 g/t Au from 286m
13m
@ 8.5 g/t Au from 343m
Excellent first pass drill results and rock chip samples from Biamena Prospect.
■
Results for the two initial holes drilled at Biamena prospect were received during the quarter and included:
■
BMA002: 24m
@ 3.41 g/t Au from 177m
Including: 11m
@ 5.38 g/t Au from 181m
The initial intercept in BMA002 is particularly significant as no previous drilling exists in the area and mineralisation encountered is completely open.
■
Reconnaissance geological mapping on gridlines cut for the induced polarisation geophysical survey have outlined several new zones of mineralisation south of the main prospect area. Rock chip sampling obtained high grade gold, silver and base metal assays up to 88g/t Au, 400g/t Ag, 5.8% Cu and 2.3% Pb. The results more than double the footprint of the anomalous area at Biamena, and highlight the prospectivity of the area for porphyry copper-gold and related epithermal
Au mineralisation.
Nambonga North
Based 2 km northwest of Golpu, Nambonga North prospect has significant porphyry Cu/Au potential (similar to Golpu) and together with the polymetallic massive sulphide lode developed off the western margin of the intrusive could have a major positive impact on the economics of Wafi-Golpu project.
Results received for the mineralised porphyry stock during the quarter included:
■
WR262:
178m @ 1.2 g/t Au, 0.3 % Cu from 232m
■
WR264:
213m @ 1.1 g/t Au, 0.3% Cu from 300m
In addition, the down dip extension of the high-grade polymetallic Au-Zn-Ag-Pb sulphide lode adjacent to the porphyry mineralisation was also intersected:
■
WR264:
6m
@ 3.6 g/t Au, 5.3 % Zn, 27 g/t Ag and 1.1 % Pb from 286m
Four rigs are now drilling at the prospect in order to accelerate the work programme. Additional drilling capacity is currently being sourced.

P

FINANCIAL REVIEW FOR THE SECOND QUARTER ENDED
31 DECEMBER 2007

P 20 P 21
OPERATING RESULTS – CONTINUING OPERATIONS (Rand/Metric)
Underground production – South Africa
Total SA South Total
Doorn- Elands- Evander Virgina Under- Kalgold Project Other Total SA African Inter- Harmony
Tshepong Phakisa kop rand Target Masimong Operations Bambanani Joel Operations ground Surface Phoenix Surface Surface Total Australia PNG national Total
Ore milled – t’000 Dec–07 388 6 122 94 160 203 362 299 99 564 2 297 421 1 623 104 2 148 4 445 – – – 4 445
Sep–07 386 – 126 289 150 241 372 238 81 574 2 457 336 1 577 134 2 047 4 504 – – – 4 504
Gold Produced – kg Dec–07 2 202 18 392 576 725 905 2 176 1 595 455 2 131 11 175 858 268 102 1 228 12 403 – – – 12 403
Sep–07 2 345 – 454 1 753 688 1 096 2 244 1 275 419 2 188 12 462 663 297 101 1 061 13 523 – – – 13 523
Yield – g/tonne Dec–07 5.68 3.00 3.21 6.13 4.53               4.46               6.01             5.33              4.60              3.78              4.87            2.04            0.17              0.98             0.57             2.79 – –                 –               2.79
Sep–07 6.08               – 3.60 6.07 4.59               4.55              6.03              5.36              5.17              3.81             5.07            1.97             0.19             0.75             0.52              3.00 –                 –                 – 3.00
Cash Operating Costs – R/kg Dec–07 107 616 200 722 144 360 231 705 109 394 180 355 116 291 141 056 154 963 153 154 138 531 82 341 88 873 97 559 85 031 133 234 – – – 133 234
Sep–07 104 334 – 139 205 137 315 131 888 173 958 110 860 158 769 163 928 156 390 135 776 109 582 73 327 109 010 99 379 132 920 –                 –                – 132 920
Cash Operating Costs – R/tonne Dec–07 611 602 464 1 420 496 804 699 752 712 579 674 168 15 96 49 372 – – – 372
Sep–07 634                – 502 833 605                791                669               851              848               596 689              216               14                82                52               399                 –                 –                 –               399
Working Revenue (R’000) Dec–07 371 921 2 981 67 889 98 321 122 333 154 848 363 129 269 653 77 485 364 957 1 893 517 145 511 45 675 17 628 208 814 2 102 331 – – – 2 102 331
Sep–07 366 461 – 70 601 273 085 106 477 171 164 350 933 202 629 64 888 341 129 1 947 367 103 184 46 024 15 548 164 756 2 112 123 – – – 2 112 123
Cash Operating Costs (R’000) Dec–07 236 971 3 613 56 589 133 462 79 311 163 221 253 049 224 985 70 508 326 372 1 548 081 70 649 23 818 9 951 104 418 1 652 499 – – – 1 652 499
Sep–07 244 664 – 63 199 240 713 90 739 190 658 248 769 202 430 68 686 342 181 1 692 039 72 653 21 778 11 010 105 441 1 797 480 – – – 1 797 480
Cash Operating Profit (R’000) Dec–07 134 950 (632) 11 300 (35 141) 43 022 (8 373) 110 080 44 668 6 977 38 585 345 436 74 862 21 857 7 677 104 396 449 832 – – – 449 832
Sep–07 121 797 – 7 402 32 372 15 738 (19 494) 102 164 199 (3 798) (1 052) 255 328 30 531 24 246 4 538 59 315 314 643 – – – 314 643
Capital Expenditure (R’000) Dec–07 50 009 60 520 93 926 56 350 49 671 32 466 63 306 38 450 10 305 38 949 493 952 2 030 2 375 34 746 39 151 533 103 – 274 832 274 832 807 935
Sep–07 51 777 62 276 71 296 83 697 33 983 30 167 70 148 25 078 11 394 42 977 482 793 2 031 650 28 415 31 096 513 889 – 160 704 160 704 674 593
Evander Operations – Evander 5, Evander 7 and Evander 8
Virgina Operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

P 22 P 23
OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (Rand/Metric)
Underground production – South Africa
Rand- Virgina Total SA Cooke South Total
Doorn- Elands- Evander fontein Bamba- Opera- Under- Kalgold Project plant Other Total SA Africa Inter- Harmony
Tshepong Phakisa kop rand Target Masimong Operations Operations nani Joel tions St Helena ARMgold ground Surface Phoenix Operations Surface Surface Total Australia PNG national Total
Ore milled – t’000 Dec–07 388 6 122 94 160 203 362 308 299 99 564 25 212 2 842 421 1 623 659 104 2 807 5 649 603 – 603 6 252
Sep–07 386 – 126 289 150 241 372 321 238 81 574 53 198 3 029 336 1 577 513 134 2 560 5 589 672 – 672 6 261
Gold Produced – kg Dec–07 2 202 18 392 576 725 905 2 176 1 610 1 595 455 2 131 84 741 13 610 858 268 308 102 1 536 15 146 1 946 – 1 946 17 092
Sep–07 2 345 – 454 1 753 688 1 096 2 244 1 968 1 275 419 2 188 176 736 15 342 663 297 272 101 1 333 16 675 1 260 – 1 260 17 935
Yield – g/tonne Dec–07 5.68         3.00          3.21         6.13       4.53            4.46           6.01           5.23          5.33        4.60 3.78           3.36         3.50 4.79       2.04         0.17            0.47          0.98        0.55           2.68          3.23 –          3.23           2.73
Sep–07 6.08 –          3.60          6.07       4.59            4.55           6.03           6.13          5.36        5.17 3.81          3.32         3.72 5.07       1.97        0.19            0.53           0.75        0.52           2.98         1.88 –          1.88           2.86
Cash Operating Costs – R/kg Dec–07 107 616 200 722 144 360 231 705 109 394 180 355 116 291 121 625 141 056 154 963 153 154 420 821 182 009 140 640 82 341 88 873 113 390 97 559 90 717 135 578 98 719 – 98 719 131 381
Sep–07 104 334 – 139 205 137 315 131 888 173 958 110 860 108 816 158 769 163 928 156 390 259 523 197 072 136 678 109 582 73 327 80 272 109 010 95 480 133 384 146 588 – 146 588 134 312
Cash Operating Costs – R/tonne Dec–07 611 602 464 1 420 496 804 699 636 752 712 579 1 414 636 674 168 15 53 96 50 364 319 – 319 359
Sep–07 634             – 502 833 605             791           669              667 851 848              596 862 733             692 216           14               43             82 50            398 275             – 275           385
Working Revenue (R’000) Dec–07 371 921 2 981 67 889 98 321   122 333 154 848 363 129 279 270   269 653 77 485 364 957 13 881 128 053 2 314 721  145 511 45 675 52 652 17 628   261 466  2 576 187   324 424 –    324 424   2 900 611
Sep–07 366 461 – 70 601    273 085 106 477 171 164 350 933 307 438 202 629 64 888 341 129 27 481 114 303 2 396 589 103 184 46 024 42 402 15 548 207 158  2 603 747 191 438 – 191 438  2 795 185
Cash Operating Costs (R’000) Dec–07 236 971 3 613 56 589   133 462 79 311 163 221 253 049 195 816 224 985 70 508 326 372 35 349 134 869 1 914 115 70 649 23 818 34 924 9 951 139 342   2 053 457 192 107 – 192 107 2 245 564
Sep–07 244 664 – 63 199 240 713 90 739 190 658 248 769 214 150 202 430 68 686 342 181 45 676 145 045 2 096 910 72 653 21 778 21 834 11 010 127 275  2 224 185 184 701 – 184 701 2 408 886
Cash Operating Profit (R’000) Dec–07 134 950 (632) 11 300 (35 141) 43 022 (8 373) 110 080 83 454 44 668 6 977 38 585 (21 468) (6 816) 400 606 74 862 21 857 17 728 7 677 122 124 522 730 132 317 –     132 317 655 047
Sep–07 121 797 – 7 402 32 372 15 738 (19 494) 102 164 93 288 199 (3 798) (1 052) (18 195) (30 742) 299 679 30 531 24 246 20 568 4 538 79 883 379 562 6 737 – 6 737 386 299
Capital Expenditure (R’000) Dec–07 50 009 60 520 93 926 56 350 49 671 32 466 63 306 35 187 38 450 10 305 38 949 834 977 530 950 2 030 2 375 573 34 746 39 724 570 674 28 095    274 832 302 927 873 601
Sep–07 51 777 62 276 71 296 83 697 33 983 30 167 70 148 42 556 25 078 11 394 42 977 3 335 25 380 554 064 2 031 650 20 28 415 31 116 585 180 91 516 160 704 252 220 837 400
Evander Operations – Evander 5, Evander 7 and Evander 8
Randfontein Operations – Cooke 1, Cooke 2 and Cooke 3
Virgina Operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

P

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)
For the quarter ended For the six months ended
December September December December December
2007 2007 2006 2007 2006
(Unaudited)
(Unaudited)
(Unaudited)
Notes
(restated)*
(restated)*
(restated)*
R million
R million
R million
R million
R million
Continuing operations
Revenue
2 102 2 112 1 952 4 214 4 003
Production cost (1 652) (1 798) (1 384) (3 450) (2 736)
Amortisation and depreciation (228) (201) (130) (429) (351)
Corporate expenditure (68) (72) (60) (140) (116)
Exploration expenditure (42) (44) (51) (86) (85)
Care and maintenance costs of restructured shafts (10) (9) (16) (19) (32)
Employment termination and restructuring costs 2 (75) – – (75) –
Share-based compensation (9) (10) (12) (19) (23)
(Loss)/gain on financial instruments (14) 4 17 (10) 36
Provision for doubtful debt 3 (75) – – (75) –
Other (expenses)/income – net (6) (19) 41 (25) 71
Operating (loss)/profit (77) (37) 357 (114) 767
Profit/(loss) from associates – – 30 – (18)
Mark-to-market of listed investments – 33 27 33 51
Loss on sale of listed investments 4 – (459) – (459) –
Profit on sale of investment in associate 4 – – 236 – 236
Investment income 74 67 42 141 78
Finance cost** (138) (121) (97) (259) (184)
(Loss)/profit before taxation (141) (517) 595 (658) 930
Taxation (54) 2 (134) (52) (262)
Net (loss)/profit from continuing operations (195) (515) 461 (710) 668
Discontinued operations 5
Profit/(loss) from discontinued operations 226 (44) 10 182 85
Loss on the sale of the
South Kal operations
(51) – – (51) –
Profit/(loss) from measurement to
fair value less cost to sell
66 (7) – 59 –
Net profit/(loss) 46 (566) 471 (520) 753
(Loss)/earnings per share from
continuing operations attributable
to the equity holders of the company
during the year (cents)
6
–  Basic (loss)/earnings
(49) (129) 116 (178) 168
–  Headline (loss)/earnings
(43) (30) 43 (73) 92
–  Fully diluted (loss)/earnings
(48) (128) 114 (176) 166
Earnings/(loss) per share from
discontinuing operations attributable
to the equity holders of the company
during the year (cents)
6
–  Basic earnings/(loss)
60 (13) 3 47 21
–  Headline earnings/(loss)
57 (11) 2 46 21
–  Fully diluted earnings/(loss)
59 (13) 2 46 21
* The comparative figures were adjusted to exclude further discontinued operations. See Note 3.
** The comparative figures were adjusted to exclude interest capitalised. See Note 1b.

P

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)
At                     At                       At
December September June
2007 2007 2007
Notes
(Unaudited)
(Audited)
R million
R million
R million
ASSETS
Non-current assets
Property, plant and equipment
25 133 25 015 24 506
Intangible assets 2 307 2 308 2 307
Restricted cash 81 5 5
Investments in financial assets 7 1 402 1 461 1 387
Investments in associates 7 7 7
Deferred income tax 2 462 2 396 2 321
Trade and other receivables 39 100 95
31 431 31 292 30 628
Current assets
Inventories
709 790 742
Investments in financial assets 7 – – 2 484
Trade and other receivables 851 778 918
Income and mining taxes 41 26 16
Restricted cash – – 274
Cash and cash equivalents 425 1 567 711
2 026 3 161 5 145
Non-current assets classified as held for sale 5 2 001 1 383 1 284
4 027 4 544 6 429
Total assets 35 458 35 836 37 057
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
25 677 25 652 25 636
Other reserves 84 20 (349)
Accumulated loss (2 124) (2 175) (1 604)
23 637 23 497 23 683
Non-current liabilities
Borrowings
8 1 878 3 842 1 743
Deferred income tax 5 191 5 119 5 031
Provisions for other liabilities and charges 1 082 1 231 1 216
8 151 10 192 7 990
Current liabilities
Trade and other payables
981 1 421 1 755
Borrowings 8 1 995 15 2 855
Bank overdraft – – 220
Shareholders for dividends 7 7 7
2 983 1 443 4 837
Liabilities directly associated with non-current assets
classified as held for sale
5 687 704 547
3 670 2 147 5 384
Total equity and liabilities 35 458 35 836 37 057
Number of ordinary shares in issue 400 196 978 400 011 182 399 608 384
Net asset value per share (cents) 5 906 5 874 5 927
The accompanying notes are an integral part of these condensed consolidated financials statements.

P

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)
Issued share
Other     Accumulated
capital reserves loss Total
R million
R million
R million
R million
Balance – 30 June 2007 (as previously reported) 25 636 (349) (1 681) 23 606
Change in accounting policy for the capitalisation
of interest on assets under construction – – 77 77
Balance – 30 June 2007 (restated) 25 636 (349) (1 604) 23 683
Issue of share capital 41 – – 41
Currency translation adjustment and other – 433 – 433
Net loss – – (520) (520)
Balance as at 31 December 2007 25 677 84 (2 124) 23 637
Balance – 30 June 2006 (as previously reported) 25 489 (271) (2 015) 23 203
Change in accounting policy for the capitalisation
of interest on assets under construction – – 48 48
Balance – 30 June 2006 (restated) 25 489 (271) (1 967) 23 251
Issue of share capital 99 – – 99
Currency translation adjustment and other – 85 – 85
Net profit – – 753 753
Balance as at 31 December 2006 25 588 (186) (1 214) 24 188

P

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)
Three months ended Six months ended
December September December December
2007 2007 2007 2006
Notes
(Unaudited)
(Unaudited)
R million
R million
R million
R million
Cash flow from operating activities
Cash (utilised)/generated by operations (376) 54 (322) 958
Interest and dividends received 76 69 145 81
Interest paid (118) (59) (177) (95)
Income and mining taxes paid (9) (12) (21) (6)
Cash (utilised)/generated by operating activities (427) 52 (375) 938
Cash flow from investing activities
(Increase)/decrease in restricted cash (71) 274 203 –
Net proceeds on disposal of listed investments 4 – 1 310 1 310 30
Net additions to property, plant and equipment (734) (833) (1 567) (1 058)
Other investing activities 65 (51) 14 (14)
Cash (utilised)/generated by investing activities (740) 700 (40) (1 042)
Cash flow from financing activities
Long-term loans raised 8 10 2 088 2 098 –
Long-term loans repaid 8 – (1 802) (1 802) (1)
Ordinary shares issued – net of expenses 5 19 24 98
Cash generated by financing activities 15 305 320 97
Foreign currency translation adjustments 16 20 36 5
Net (decrease)/increase in cash and equivalents (1 136) 1 077 (59) (2)
Cash and equivalents – beginning of period 1 571 494 494 906
Cash and equivalents – end of period 9 435 1 571 435 904

P

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2007
1. Accounting policies
(a)   Basis of accounting
The condensed consolidated interim financial statements for the period ended 31 December 2007 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2007, except for accounting policy changes made after the date of the annual financial statements. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the financial statements for the year ended 30 June 2007.
New accounting standards and IFRIC interpretations
Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2008. These new standards and interpretations have not been early adopted by the Group and a reliable estimate of the impact of the adoption thereof for the Group cannot yet be determined for all of them, as management are still in the process of determining the impact thereof on future financial statements.
At the date of finalising of these financial statements, the following Standards and Interpretations were in issue but not yet effective:
Title Effective date
New Statement
•   IFRS 8 – Operating Segments
^
Financial year commencing on or after
1 January 2009
Amendments
•   IAS 1 (Revised) – Presentation of Financial Statements
^
Financial year commencing on or after
1 January 2009
•   IAS 27 (Revised) – Consolidated and Separate
#  Financial year commencing on or after
Financial Statements 1 July 2009
•   IFRS 3 (Revised) – Business Combination
#  Financial year commencing on or after
1 July 2009
New Interpretation
•   IFRIC 12 – Service Concession Arrangements
*  Financial year commencing on or after
1 January 2008
•   IFRIC 13 – Customer Loyalty Programmes
*  Financial year commencing on or after
1 July 2008
•   IFRIC 14 – IAS 19 The Limit on a Defined Benefit Asset,
#  Financial year commencing on or after
Minimum Funding Requirements and their Interactions 1 January 2008
^
Affects disclosure
* Will not impact materially
# Not yet assessed

P

(b)   Implementation of accounting policy
IAS 23 (Revised) – Borrowing Costs: The company early adopted IAS 23 (Revised) – Borrowing Costs, retrospectively as of 1 July 2000, which requires that management capitalise borrowing costs directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use.
The impact of this adjustment was as follows:
Quarter ended Six months ended
December September December December December
2007 2007 2006 2007 2006
(Unaudited)
(Unaudited)
(Unaudited)
R million
R million
R million
R million
R million
Effect on net loss:
Decrease in interest expense 21 8 6 29 12
Income tax (6) (2) (2) (8) (3)
Decrease in net loss 15 6 4 21 9
Effect on opening accumulated loss:
Decrease in interest expense 116 108 74 108 68
Income tax (33) (31) (22) (31) (20)
Decrease in accumulated loss 83 77 52 77 48
The borrowing costs are capitalised to the cost of those assets, until such time as the assets are substantially ready for their intended use.
All other borrowing costs are dealt with in the income statement in the period in which they are incurred.
2. Employment termination and restructuring costs
During the December 2007 quarter, a voluntary retrenchment process was commenced due to the decision to decentralise services.
3. Provision for doubtful debts
The full amount outstanding on the sale of the Deelkraal surface asset was provided for as there is uncertainty whether the consideration will be received. This does not take into account any amounts that may be recovered if the assets are salvaged.
4. Loss on sale of listed investments
Harmony accounted for its 29.2% stake in Western Areas Limited through its subsidiary, ARMgold/Harmony Joint
Investment Company Pty Ltd, on the equity basis of accounting until 1 December 2006. On this date Harmony accepted
Gold Fields Limited’s (GFI) offer of 35 GFI shares for every 100 Western Area Limited shares held. The remaining investment in these GFI shares were sold during the September 2007 quarter for a loss of R459 million.

P 30
5.
Non-current assets held for sale and discontinued operations
The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney operations (operations in the Free State and Northwest areas), and Kudu and Sable (operations in the Free State area), have been presented as held for sale on 30 June 2007.
On 6 December 2007, the sale relating to the South Kal operation (operation in Australia) was concluded at a loss, net of tax, of R51 million and the assets were derecognised.
The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and relating surface operations (operations in the Gauteng area) have been presented as held for sale following the approval of the Group’s management on
16 October 2007.
Underground operations at St Helena shaft were ceased during November 2007 and was classified as a discontinued
operation.
The comparative results have been restated due to these reclassifications.
6.
(Loss)/earnings per share
(Loss)/earnings per share is calculated on the weighted average number of shares in issue for the quarter ended
31 December 2007: 399.8 million (30 September 2007: 399.5 million, 31 December 2006: 397.7 million) and the six months ended 31 December 2007: 399.7 million (31 December 2006: 397.7 million).
The fully diluted (loss)/earnings per share is calculated on weighted average number of diluted shares in issue for the quarter ended 31 December 2007: 402.1 million (30 September 2007: 402.8 million, 31 December 2006: 403.7 million) and the six months ended 31 December 2007: 402.4 million (31 December 2006: 403.7 million). The effect of the share options is anti-dilutive.

P

Quarter ended Six months ended
December September December December December
2007 2007 2006 2007 2006
(Unaudited)
(Unaudited)
(Unaudited)
Total earnings/(loss) per share (cents):
Basic earnings/(loss) 11 (142) 119 (131) 189
Headline earnings/(loss) 14 (41) 45 (27) 113
Fully diluted earnings/(loss) 11 (141) 116 (130) 187
R million
R million
R million
R million
R million
Reconciliation of headline earnings/(loss):
Continued operations
Net (loss)/profit (195) (515) 461 (710) 668
Adjusted for, net of tax:
Profit on sale of property, plant and equipment (29) (2) (71) (27) (84)
Loss on sale of listed investment (Gold Fields) – 392 – 392 –
Profit on sale of associate (Western Areas) – – (220) – (220)
Provision for doubtful debt 53 – – 53 –
Headline (loss)/profit (171) (125) 170 (292) 364
Discontinued operations
Net profit/(loss) 241 (51) 10 190 85
Adjusted for:
(Profit)/loss on sale of property,
plant and equipment 51 – (2) 51 (2)
Loss on sale of listed investment
(GBS investment) – – – – 1
Impairment of assets (66) 7 – (59) –
Headline profit/(loss) 226 (44) 8 182 84
Total headline profit/(loss) 55 (169) 178 (110) 448
7. Investment in financial assets
December September June
2007 2007 2007
(Unaudited)
(Audited)
R million
R million
R million
Current
Investment in African Rainbow Minerals Limited (see Note 8) – – 1 051
Investment in GoldFields Limited (see Note 4) – – 1 433
– – 2 484
Non-current
Environmental Trust Funds 1 233 1 368 1 332
Other 169 93 55
1 402 1 461 3 871

P 32
8.
Borrowings
December
September
June
2007
2007
2007
(Unaudited)
(Audited)
R million
R million
R million
Unsecured long-term borrowings
Convertible unsecured fixed rate bonds
1 583
1 562
1 541
Africa Vanguard Resources (Proprietary) Limited
32
32
32
1 615
1 594
1 573
Less: Short-term portion
–
–
–
Total unsecured long-term borrowings
1 615
1 594
1 573
Secured long-term borrowings
Westpac Bank Limited
(1)
100
88
2
Africa Vanguard Resources (Doornkop) (Pty) Limited (Nedbank Limited)
181
175
170
ARM Empowerment Trust 1 (Nedbank Limited)
(2)
–
–
450
ARM Empowerment Trust 2 (Nedbank Limited)
(2)
–
–
601
Rand Merchant Bank
–
–
1 802
Nedbank Limited
2 000
2 000
–
Less: Transaction costs
(23)
–
–
2 258
2 263
3 025
Less: Short-term portion
(1 995)
(15)
(2 855)
Total unsecured long-term borrowings
263
2 248
170
Total long-term borrowings
1 878
3 842
1 743
(1)
The lease was entered into for the purchase of mining fleet to be used on the Hidden Valley project.
The future minimum lease payments are as follows:
December September June
2007 2007 2007
(Unaudited)
(Audited)
R million
R million
R million
Due within one year 26 21 –
Due between one and five years 97 83 –
123 104 –
(2)
The guarantees relating to the Nedbank loans were cancelled on 28 September 2007 and consequently Harmony has no further obligations to
Nedbank. The ARM investment and associated Nedbank loans were derecognised from this date.
9.
Cash and cash equivalents
Comprises:
December
September
December
2007
2007
2006
(Unaudited)
R million
R million
R million
Continuing operations
425
1 567
904
Discontinued operations
10
4
–
Total cash and cash equivalents
435
1 571
904

P

10.   Commitments and contingencies
December September June
2007 2007 2007
(Unaudited)
(Audited)
R million
R million
R million
Capital expenditure commitments
Contracts for capital expenditure 819 462 352
Authorised by the directors but not contracted for 1 987 1 870 1 881
2 806 2 332 2 233
This expenditure will be financed from existing resources
and where appropriate, borrowings.
Contingent liabilities
Guarantees and suretyships 18 18 18
Environmental guarantees 152 129 129
170 147 147
11.   Subsequent events
On 24 January 2008, ESKOM advised Harmony that it would be interrupting the power supply to the Company’s South
African operations. As the safety of the miners could not be guaranteed, mining was halted for four days, after which shafts operated at between 60% – 80%. A meeting between ESKOM and its industrial consumers was held on 29 January
2008, whereby ESKOM committed to supplying 90% of the Company’s electricity demand prior to the shut down. This came into effect on 1 February 2008. Management is restructuring operating processes in order to gain the most effective and efficient use of the electricity allotted. At this stage, the effect of the interruption as well as the decreased power supply has not been quantified but will impact on the gold production.
12.   Segment report
The primary reporting format of the Company is by business segment. As there is only one business segment, being mining, extraction and production of gold, the relevant disclosures have been given in the condensed consolidated financial statements.
13.   Review report
The condensed consolidated financial statements for the six months ended 31 December 2007 on pages 24 to 33 have been reviewed in accordance with International Standards on Review Engagements 2410 – “Review of interim financial information performed by the Independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the Company’s registered office.

P 34
DETAILED OPERATING INFORMATION YEAR TO DATE 31 DECEMBER 2007 (Rand/Metric)
Cash
Cash
operating
operating
Capital
Kilograms
Tonnes
Operating
Revenue
cost
profit/(loss)
expenditure
gold
milled   Grade
cost
South Africa
R million
R million
R million
R million
T’000
R/kg
Tshepong
738
482
256
102
4 547
774
5.87
105 924
Phakisa
3
4
(1)
123
18
6
3.00
200 722
Doornkop
138
120
18
165
846
248
3.41
141 593
Elandsrand
371
374
(3)
140
2 329
383
6.08
160 659
Target
229
170
59
84
1 413
310
4.56
120 347
Masimong
326
354
(28)
63
2 001
444
4.51
176 851
Evander Operations
Evander 5
166
134
32
21
1 025
171
5.99
130 566
Evander 7
209
148
61
63
1 296
204
6.35
114 509
Evander 8
339
220
119
49
2 099
359
5.85
104 614
Evander 9
–
–
–
–
–
–
–
–
Total Evander
Operations
714
502
212
133
4 420
734
6.02
113 533
Bambanani
472
427
45
64
2 870
537
5.34
148 925
Joel
142
139
3
22
874
180
4.86
159 261
Virginia Operations
Harmony 2
143
134
9
17
875
249
3.51
153 454
Merriespruit 1
116
119
(3)
16
706
193
3.64
168 706
Merriespruit 3
117
118
(1)
16
715
215
3.33
164 669
Unisel
196
163
33
20
1 197
266
4.50
136 133
Brand 3
135
126
9
12
826
215
3.84
152 663
Brand 5
–
8
(8)
–
–
–
–
–
Total Virginia
Operations
707
668
39
81
4 319
1 138
4.00
163 664
Kalgold
249
143
106
4
1 521
757
2.01
94 216
Project Phoenix
92
46
46
3
565
3 200
0.18
80 701
Other entities
33
21
12
63
203
238
0.86
101 724
Total South Africa
4 214
3 450
764
1 047
25 926
8 949
2.90
133 053
Australia
PNG
–
–
–
436
–
–
–
–
Total Australia
–
–
–
436
–
–
–
–
Total Harmony
– Continuing
Operations
4 214
3 450
764
1 483
25 926
8 949
2.90
133 053

P 35
Cash
Cash
operating
operating
Capital
Kilograms
Tonnes
Operating
Revenue
cost
profit/(loss)
expenditure
gold
milled   Grade
cost
R million
R million
R million
R million
T’000
R/kg
Discontinued
Operations
South Africa
Orkney 2
112
110
2
6
681
126
5.45
161 722
Orkney 4
89
110
(21)
9
542
163
3.33
202 648
Orkney 7
42
60
(18)
11
254
121
2.10
236 012
ARM surface
–
–
–
–
–
–
–
–
Kudu/Sable
–
–
–
–
–
–
–
–
St Helena
41
81
(40)
4
260
78
3.33
311 635
Cooke 1
158
123
35
8
967
161
6.00
127 562
Cooke 2
181
110
71
17
1 101
184
5.98
100 070
Cooke 3
247
177
70
53
1 510
284
5.32
116 930
Cooke Plant Operations
95
57
38
1
580
1 172
0.49
97 859
Total South Africa
965
828
137
109
5 895
2 289
2.55
132 579
Australia
Mt Magent
379
272
107
28
2 342
842
2.78
116 318
South Kal
137
105
32
91
864
433
2.00
120 812
Total Australia
516
377
139
119
3 206
1 275
2.51
117 532
Total Harmony
– Discontinued
Operations
1 481
1 205
276
228
9 101
3 564
2.54
132 394
Total Harmony
5 695
4 655
1 040
1 711
35 027
12 513
2.80
132 882

P 36
DETAILED OPERATING INFORMATION YEAR TO DATE 31 DECEMBER 2006 (Rand/Metric)
Cash
Cash
operating
operating
Capital
Kilograms
Tonnes
Operating
Revenue
cost
profit/(loss)
expenditure
gold
milled    Grade
cost
South Africa
R million
R million
R million
R million
T’000
R/kg
Tshepong
774
408
366
94
5 390
880
6.13
75 682
Phakisa
–
–
–
115
–
–
–
–
Doornkop
140
107
33
118
975
267
3.65
110 117
Elandsrand
447
358
89
120
3 096
530
5.84
115 630
Target
304
117
187
42
2 110
399
5.29
55 333
Masimong
340
250
90
53
2 356
487
4.84
106 119
Evander Operations
Evander 5
121
109
12
21
832
187
4.45
131 209
Evander 7
123
114
9
41
851
196
4.35
133 697
Evander 8
268
168
100
39
1 845
394
4.68
90 800
Evander 9
–
–
–
–
–
–
–
–
Total Evander
Operations
512
391
121
101
3 528
777
4.54
110 678
Bambanani
496
402
94
60
3 458
700
4.94
116 307
Joel
214
124
90
16
1 489
280
5.32
83 486
Virginia Operations
Harmony 2
90
100
(10)
14
622
215
2.89
161 327
Merriespruit 1
107
83
24
11
743
219
3.40
111 793
Merriespruit 3
98
81
17
10
680
205
3.31
119 648
Unisel
179
108
71
17
1 240
283
4.38
87 428
Brand 3
101
85
16
4
702
211
3.32
120 975
Brand 5
1
6
(5)
–
10
4
2.60
549 731
Total Virginia
Operations
576
463
113
56
3 997
1 137
3.51
115 993
Kalgold
136
91
45
2
945
944
1.00
96 352
Project Phoenix
44
23
21
–
310
799
0.39
72 205
Other entities
20
2
18
39
98
152
0.65
17 054
Total South Africa
4 003
2 736
1 267
816
27 752
7 352
3.78
98 578
Australia
PNG
–
–
–
132
–
–
–
–
Total Australia
–
–
–
132
–
–
–
–
Total Harmony
– Continuing
Operations
4 003
2 736
1 267
948
27 752
7 352
3.78
98 578

P 37
Cash
Cash
operating
operating
Capital
Kilograms
Tonnes
Operating
Revenue
cost
profit/(loss)
expenditure
gold
milled    Grade
cost
R million
R million
R million
R million
T’000
R/kg
Discontinued
Operations
South Africa
Orkney 2
120
96
24
16
843
151
5.58
114 277
Orkney 3
–
–
–
–
–
–
–
–
Orkney 4
130
102
28
19
907
208
4.36
112 677
Orkney 7
47
39
8
22
330
105
3.14
117 356
ARM surface
–
–
–
–
3
–
–
–
Kudu/Sable
–
–
–
–
–
–
–
–
St Helena
41
64
(23)
4
284
97
2.92
224 888
Cooke 1
166
124
42
8
1 156
201
5.76
106 954
Cooke 2
153
98
55
12
1 066
182
5.86
92 253
Cooke 3
250
173
77
39
1 737
300
5.79
99 385
Cooke Plant Operations
26
12
14
–
181
118
1.54
66 089
Total South Africa
933
708
225
120
6 507
1 362
4.78
108 757
Australia
Mt Magent
360
255
105
33
2 534
898
2.82
100 813
South Kal
199
150
49
48
1 403
678
2.07
106 948
Total Australia
559
405
154
81
3 937
1 576
2.50
103 000
Total Harmony
– Discontinued
Operations
1 492
1 113
379
201
10 444
2 938
3.56
106 594
Total Harmony
5 495
3 849
1 646
1 149
38 196
10 290
3.71
100 770

P 38 P 39
OPERATING RESULTS – CONTINUING OPERATIONS (US$/Imperial)
Underground production – South Africa
Total SA South Total
Doorn- Elands- Evander Virgina Under- Kalgold Project Other Total SA African Inter- Harmony
Tshepong Phakisa kop rand Target Masimong Operations Bambanani Joel Operations ground Surface Phoenix Surface Surface Total Australia PNG national Total
Ore milled – t’000 Dec–07 428 7 135 104 176 224 399 330 109 622 2 534 464 1 790 115 2 369 4 903 – – – 4 903
Sep–07 426 – 139 319 165 266 410 262 89 633 2 709 371 1 739 148 2 258 4 967 – – – 4 967
Gold Produced – oz Dec–07 70 796 579 12 603 18 519 23 309 29 096 69 960 51 280 14 629 68 513 359 284 27 585 8 616 3 279 39 480 398 764 – – – 398 764
Sep–07 75 393 – 14 596 56 360 22 120 35 237 72 146 40 992 13 471 70 346 400 661 21 316 9 549 3 247 34 112 434 773 – – – 434 773
Yield – oz/t Dec–07 0.17 0.08 0.09 0.18 0.13 0.13 0.18 0.16 0.13 0.11 0.14 0.06 0.01 0.03 0.02 0.08 – – – 0.08
Sep–07 0.18 – 0.11 0.18 0.13 0.13 0.18 0.16 0.15 0.11 0.15 0.06 0.01 0.02 0.02 0.09 – – – 0.09
Cash Operating Costs – $/oz Dec–07 495 922 664 1 065 503 829 535 649 712 704 637 379 409 449 391 613 – – – 613
Sep–07 457 – 609 602 578 762 486 696 718 685 595 480 321 478 435 582 – – – 582
Cash Operating Costs – $/t Dec–07 82 76 62 190 67 108 94 101 96 78 90 23 2 13 7 50 – – – 50
Sep–07 81 – 64 106 77 101 85 109 109 76 88 28 2 10 7 51 – – – 51
Working Revenue ($’000) Dec–07 54 976 441 10 035 14 533 18 083 22 889 53 676 39 859 11 453 53 946 279 891 21 509 6 751 2 606 30 866 310 757 – – – 310 757
Sep–07 51 631 – 9 947 38 475 15 002 24 115 49 443 28 549 9 142 48 062 274 366 14 538 6 484 2 191 23 213 297 579 – – – 297 579
Cash Operating Costs ($’000) Dec–07 35 028 534 8 365 19 728 11 723 24 127 37 405 33 256 10 422 48 243 228 831 10 443 3 521 1 471 15 435 244 266 – – – 244 266
Sep–07 34 471 – 8 904 33 914 12 784 26 862 35 049 28 521 9 677 48 210 238 392 10 236 3 068 1 551 14 855 253 247 – – – 253 247
Cash Operating Profit ($’000) Dec–07 19 948 (93) 1 670 (5 195) 6 360 (1 238) 16 271 6 603 1 031 5 703 51 060 11 066 3 230 1 135 15 431 66 491 – – – 66 491
Sep–07 17 160 – 1 043 4 561 2 218 (2 747) 14 394 28 (535) (148) 35 974 4 302 3 416 640 8 358 44 332 – – – 44 332
Capital Expenditure ($’000) Dec–07 7 392 8 946 13 884 8 329 7 342 4 799 9 358 5 683 1 523 5 757 73 013 300 351 5 136 5 787 78 800 – 40 624 40 624 119 424
Sep–07 7 295 8 774 10 045 11 792 4 788 4 250 9 883 3 533 1 605 6 055 68 020 286 92 4 003 4 381 72 401 – 22 642 22 642 95 043
Evander Operations – Evander 5, Evander 7 and Evander 8
Virgina Operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

P 40 P 41
OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (US$/Imperial)
Underground production – South Africa
Rand- Virgina Total SA Cooke South Total
Doorn- Elands- Evander fontein Bamba- Opera- Under- Kalgold Project plant Other Total SA Africa Inter- Harmony
Tshepong Phakisa kop rand Target Masimong Operations Operations nani Joel tions St Helena ARMgold ground Surface Phoenix Operations Surface Surface Total    Australia PNG national Total
Ore milled – t’000 Dec–07 428 7 135 104 176 224 399 340 330 109 622 28 233 3 135 464 1 790 726 115 3 095 6 230 665 – 665 6 895
Sep–07 426 – 139 319 165 266 410 354 262 89 633 58 218 3 339 371 1 739 566 148 2 824 6 163 741 – 741 6 904
Gold Produced – oz Dec–07 70 796 579 12 603 18 519 23 309 29 096 69 960 51 762 51 280 14 629 68 513 2 701 23 824 437 571 27 585 8 616 9 902 3 279 49 382 486 953 62 565 – 62 565 549 518
Sep–07 75 393 – 14 596 56 360 22 120 35 237 72 146 63 272 40 992 13 471 70 346 5 659 23 663 493 255 21 316 9 549 8 745 3 247 42 857 536 112 40 510 – 40 510 576 622
Yield – oz/t Dec–07 0.17 0.08 0.09 0.18 0.13 0.13 0.18 0.15 0.16 0.13 0.11 0.10 0.10 0.14 0.06 0.01 0.01 0.03 0.02 0.08 0.09 – 0.09 0.08
Sep–07 0.18 – 0.11 0.18 0.13 0.13 0.18 0.18 0.16 0.15 0.11 0.10 0.11 0.15 0.06 0.01 0.02 0.02 0.02 0.09 0.05 – 0.05 0.08
Cash Operating Costs – $/oz Dec–07 495 922 664 1 065 503 829 535 559 649 712 704 1 934 837 647 379 409 521 449 417 623 454 – 454 604
Sep–07 457 – 610 602 578 762 486 477 696 718 685 1 137 864 599 480 321 352 478 418 585 642 – 642 589
Cash Operating Costs – $/t Dec–07 82 76 62 190 67 108 94 85 101 96 78 187 86 90 23 2 7 13 7 49 43 – 43 48
Sep–07 81 – 64 106 77 101 85 85 109 109 76 111 94 88 28 2 5 10 6 51 35 – 35 49
Working Revenue ($’000) Dec–07 54 976 441 10 035 14 533 18 083 22 889 53 676 41 280 39 859 11 453 53 946 2 052 18 928 342 151 21 509 6 751 7 783 2 606 38 649 380 800 47 955 – 47 955 428 755
Sep–07 51 631 – 9 947 38 475 15 002 24 115 49 443 43 315 28 549 9 142 48 062 3 872 16 104 337 657 14 538 6 484 5 974 2 191 29 187 366 844 26 972 – 26 972 393 816
Cash Operating Costs ($’000) Dec–07 35 028 534 8 365 19 728 11 723 24 127 37 405 28 945 33 256 10 422 48 243 5 225 19 936 282 937 10 443 3 521 5 162 1 471 20 597 303 534 28 396 – 28 396 331 930
Sep–07 34 471 – 8 904 33 914 12 784 26 862 35 049 30 172 28 521 9 677 48 210 6 435 20 435 295 434 10 236 3 068 3 076 1 551 17 931 313 365 26 023 – 26 023 339 388
Cash Operating Profit ($’000) Dec–07 19 948 (93) 1 670 (5 195) 6 360 (1 238) 16 271 12 335 6 603 1 031 5 703 (3 173) (1 008) 59 214 11 066 3 230 2 621 1 135 18 052 77 266 19 559 – 19 559 96 825
Sep–07 17 160 – 1 043 4 561 2 218 (2 747) 14 394 13 143 28 (535) (148) (2 563) (4 331) 42 223 4 302 3 416 2 898 640 11 256 53 479 949 – 949 54 428
Capital Expenditure ($’000) Dec–07 7 392 8 946 13 884 8 329 7 342 4 799 9 358 5 201 5 683 1 523 5 757 123 144 78 481 300 351 85 5 136 5 872 84 353 4 153 40 624 44 777 129 130
Sep–07 7 295 8 774 10 045 11 792 4 788 4 250 9 883 5 996 3 533 1 605 6 055 470 3 576 78 062 286 92 3 4 003 4 384 82 446 12 894 22 642 35 536 117 982
Evander Operations – Evander 5, Evander 7 and Evander 8
Randfontein Operations – Cooke 1, Cooke 2 and Cooke 3
Virgina Operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

P

CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited) (US$)
For the quarter ended For the six months ended
December September December December December
2007 2007 2006 2007 2006
(restated)*
(restated)*
(restated)*
US$ million
US$ million
US$ million
US$ million
US$ million
Continuing operations
Revenue 311 298 267 609 554
Production cost (244) (253) (189) (498) (378)
Amortisation and depreciation (34) (28) (18) (62) (49)
Corporate expenditure (10) (10) (8) (20) (16)
Exploration expenditure (6) (6) (7) (12) (12)
Care and maintenance costs of restructured shafts (1) (1) (2) (3) (4)
Employment termination and restructuring costs (11) – – (11) –
Share based compensation (1) (1) (2) (3) (3)
(Loss)/gain on financial instruments (2) 1 2 (1) 5
Provision for doubtful debt (11) – – (11) –
Other (expenses)/income – net (1) (2) 6 (3) 10
Operating (loss)/profit (10) (2) 49 (15) 107
Profit/(loss) from associates – – 4 – (2)
Mark-to-market of listed investments – 5 4 5 7
Loss on sale of listed investments – (65) – (66) –
Profit on sale of investment in associate – – 32 – 33
Investment income 11 9 6 20 11
Finance cost** (20) (17) (13) (37) (25)
(Loss)/profit before taxation (19) (70) 82 (93) 131
Taxation (8) – (18) (8) (36)
Net (loss)/profit from continuing operations (27) (70) 64 (101) 95
Discontinued operations
Profit/(loss) from discontinued operations 33 (6) 1 26 12
Loss on the sale of the South Kal operations (8) – – (7) –
Profit/(loss) from measurement to fair value less cost to sell 10 (1) – 8 –
Net profit/(loss) 8 (77) 65 (74) 107
(Loss)/earnings per share from continuing operations attributable to the equity holders of the company during the year (cents)
–  Basic (loss)/earnings
(7) (18) 16 (26) 23
–  Headline (loss)/earnings
(6) (4) 6 (11) 13
–  Fully diluted (loss)/earnings
(7) (18) 16 (25) 23
Earnings/(loss) per share from discontinuing operations attributable to the equity holders of the company during the year (cents)
–  Basic earnings/(loss)
9 (2) – 7 3
–  Headline earnings/(loss)
8 (2) – 7 3
–  Fully diluted earnings/(loss)
9 (2) – 7 3
The currency conversion rates average for the quarters ended: December 2007: US$1 = R6.77 (September 2007: US$1 = R7.10, December 2006: US$1 = R7.32)
The currency conversion rates average for the six months ended: December 2007: US$1 = R6.92 (December 2006: US$1 = R7.23)
* The comparative figures were adjusted to exclude further discontinued operations.
** The comparative figures were adjusted to exclude interest capitalised.

P

CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited) (US$)
At                      At At
December September                  June
2007                  2007                 2007
US$ million
US$ million
US$ million
ASSETS
Non-current assets
Property, plant and equipment
3 664 3 636 3 481
Intangible assets 336                   335                    328
Restricted cash 12                        1                       1
Investments in financial assets 204 212 197
Investments in associates 1 1 1
Deferred income tax 359 348 330
Trade and other receivables 6 15 13
4 582 4 548 4 351
Current assets
Inventories
103                    115                   105
Investments in financial assets – – 353
Trade and other receivables 124 113 130
Income and mining taxes 6 4 2
Restricted cash – – 39
Cash and cash equivalents 62 228 101
295                    460                   730
Non-current assets classified as held for sale 292 201 182
587                    661                   912
Total assets 5 169 5 209 5 263
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 743 3 728 3 641
Other reserves 12 3 (50)
Accumulated loss (310) (316) (228)
3 445 3 415 3 363
Non-current liabilities
Borrowings
274                    558                    248
Deferred income tax 757 744 715
Provisions for other liabilities and charges 158 179 173
1 189 1 481 1 136
Current liabilities
Trade and other payables
143 208 248
Borrowings 291                        2 406
Bank overdraft – – 31
Shareholders for dividends 1 1 1
435                    211                   686
Liabilities directly associated with non-current assets classified as held for sale 100 102 78
535                    313                   764
Total equity and liabilities 5 169 5 209 5 263
Number of ordinary shares in issue 400 196 978 400 011 182     399 608 384
Net asset value per share (cents) 861 854 842
Balance sheet converted at conversion rate of US$1 = R6.86 (September 2007: US$1 = R6.88) (June 2006: US$1 = R7.04)

P

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited) (US$)
Issued share
Other     Accumulated
capital reserves loss Total
US$ million
US$ million
US$ million
US$ million
Balance – 30 June 2007 (as previously reported) 3 737 (51) (245) 3 441
Change in accounting policy for the capitalisation
of interest on assets under construction – – 11 11
Balance – 30 June 2007 (restated) 3 737 (51) (234) 3 452
Issue of share capital 6 – – 6
Currency translation adjustment and other – 63 – 63
Net loss – – (76) (76)
Balance as at 31 December 2007 3 743 12 (310) 3 445
Balance – 30 June 2006 (as previously reported) 3 621 (38) (286) 3 297
Change in accounting policy for the capitalisation
of interest on assets under construction – – 7 7
Balance – 30 June 2006 (restated) 3 621 (38) (279) 3 304
Issue of share capital 14 – – 14
Currency translation adjustment and other – 12 – 12
Net profit – – 107 107
Balance as at 31 December 2006 3 635 (26) (172) 3 437

P

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited) (US$)
Three months ended Six months ended
December September December December
2007 2007 2007 2006
US$ million
US$ million
US$ million
US$ million
Cash flow from operating activities
Cash (utilised)/generated by operations (56) 8 (48) 132
Interest and dividends received 11 10 21 11
Interest paid (17) (8) (26) (13)
Income and mining taxes paid (1) (2) (3) (1)
Cash (utilised)/generated by operating activities (63) 8 (56) 129
Cash flow from investing activities
(Increase)/decrease in restricted cash (10) 39 30 –
Net proceeds on disposal of listed investments – 183 183 4
Net additions to property, plant and equipment (109) (117) (232) (146)
Other investing activities 10 (7) 2 (2)
Cash (utilised)/generated by investing activities (109) 98 (17) (144)
Cash flow from financing activities
Long-term loans raised 1 303 304 –
Long-term loans repaid – 254 254 –
Ordinary shares issued – net of expenses 1 3 4 14
Cash generated by financing activities 2 52 54 14
Foreign currency translation adjustments 5 – 12 2
Net (decrease)/increase in cash and equivalents (165) 158 (7) 1
Cash and equivalents – beginning of period 228 70 70 127
Cash and equivalents – end of period 63 228 63 128
Operating activities translated at average rates of: Three months ended December 2007: US$1 = R6.77 (September US$1 = R7.10)
Six months ended December 2007: US$1 = R6.77 (December 2006: US$ = R7.23)
Closing balance translated at closing rates of: December 2007: US$1 = R6.86 (September 2007: US$1 = R6.88, December 2006:
US$1 = R7.04)

P 46
DETAILED OPERATING INFORMATION YEAR TO DATE 31 DECEMBER 2007 (US$/Imperial)
Cash
Cash
operating
operating
Capital
Gold
Tonnes
Operating
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
South Africa
US$ million     US$ million
US$ million
US$ million
Ounces
(Imperial)    (Imperial)
$/ounce
Tshepong
108
69
39
15
146 189
854
0.171
476
Phakisa
–
1
(1)
18
579
7
0.087
902
Doornkop
20
17
3
24
27 199
274
0.099
636
Elandsrand
53
54
(1)
20
74 879
423
0.177
722
Target
33
25
8
12
45 429
341
0.133
541
Masimong
47
51
(4)
9
64 333
490
0.131
794
Evander Operations
Evander 5
24
19
5
3
32 955
188
0.175
586
Evander 7
30
21
9
9
41 667
225
0.185
514
Evander 8
49
32
17
7
67 484
396
0.170
470
Evander 9
–
–
–
–
–
–
–
–
Total Evander
Operations
103
72
31
19
142 106
809
0.176
510
Bambanani
68
62
6
9
92 272
592
0.156
669
Joel
21
20
1
3
28 100
198
0.142
715
Virginia Operations
Harmony 2
21
19
2
3
28 132
275
0.102
689
Merriespruit 1
17
17
–
2
22 699
213
0.106
758
Merriespruit 3
17
17
–
2
22 988
237
0.097
740
Unisel
28
24
4
3
38 484
293
0.131
611
Brand 3
19
18
1
2
26 556
237
0.112
686
Brand 5
–
1
(1)
–
–
–
–
–
Total Virginia
Operations
102
96
6
12
138 859
1 255
0.111
695
Kalgold
36
21
15
1
48 901
835
0.059
423
Project Phoenix
13
7
6
–
18 165
3 529
0.005
362
Other entities
5
3
2
9
6 526
263
0.025
457
Total South Africa
609
498
111
151
833 537
9 870
0.084
597
Australia
PNG
–
–
–
63
–
–
–
–
Total Australia
–
–
–
63
–
–
–
–
Total Harmony
– Continuing
Operations
609
498
111
214
833 537
9 870
0.084
597

P 47
Cash
Cash
operating
operating
Capital
Gold
Tonnes
Operating
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
US$ million      US$ million
US$ million
US$ million
Ounces
(Imperial)     (Imperial)
$/ounce
Discontinued
Operations
South Africa
Orkney 2
16
16
–
1
21 895
138
0.159
726
Orkney 4
13
16
(3)
1
17 426
180
0.097
910
Orkney 7
6
9
(3)
2
8 166
133
0.061
1 060
ARM surface
–
–
–
–
–
–
–
Kudu/Sable
–
–
–
–
–
–
–
–
St Helena
6
12
(6)
1
8 359
86
0.097
1 400
Cooke 1
22
18
4
1
31 090
178
0.175
573
Cooke 2
26
16
10
3
35 398
203
0.174
449
Cooke 3
36
25
11
7
48 547
313
0.155
525
Cooke Plant Operations
14
8
6
–
18 647
1 292
0.014
440
Total South Africa
139
120
19
16
189 528
2 523
0.075
631
Australia
Mt Magent
55
39
16
4
75 233
930
0.081
522
South Kal
20
15
5
13
27 842
476
0.058
543
Total Australia
75
54
21
17
103 075
1 406
0.073
528
Total Harmony
– Discontinued
Operations
214
174
40
33
292 603
3 929
0.074
594
Total Harmony
823
672
151
247 1 126 140
13 799
0.082
597

P 48
DETAILED OPERATING INFORMATION YEAR TO DATE 31 DECEMBER 2006 (US$/Imperial)
Cash
Cash
operating
operating
Capital
Gold
Tonnes
Operating
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
South Africa
US$ million     US$ million
US$ million
US$ million
Ounces
(Imperial)     (Imperial)
$/ounce
Tshepong
107
55
52
13
173 294
970
0.179
326
Phakisa
–
–
–
15
–
–
–
–
Doornkop
19
15
4
16
31 331
294
0.107
474
Elandsrand
62
50
12
16
99 538
585
0.170
497
Target
42
16
26
6
67 821
440
0.154
238
Masimong
47
35
12
7
75 762
537
0.141
456
Evander Operations
Evander 5
17
15
2
3
26 761
206
0.130
564
Evander 7
17
16
1
6
27 361
216
0.127
575
Evander 8
37
23
14
5
59 324
435
0.136
391
Evander 9
–
–
–
–
–
–
–
–
Total Evander
Operations
71
54
17
14
113 446
857
0.132
476
Bambanani
69
56
13
8
111 173
772
0.144
500
Joel
30
17
13
2
47 870
309
0.155
359
Virginia Operations
Harmony 2
12
14
(2)
2
19 983
237
0.084
694
Merriespruit 1
15
11
4
1
23 891
241
0.099
481
Merriespruit 3
14
11
3
1
21 876
226
0.097
515
Unisel
25
15
10
2
39 860
312
0.128
376
Brand 3
14
12
2
1
22 562
233
0.097
520
Brand 5
–
1
(1)
–
324
4
0.076
2 364
Total Virginia
Operations
80
64
16
7
128 496
1 253
0.102
499
Kalgold
19
13
6
–
30 389
1 041
0.029
414
Project Phoenix
6
3
3
–
9 965
881
0.011
311
Other entities
2
–
2
6
3 142
166
0.019
73
Total South Africa
554
378
176
110
892 227
8 105
0.110
424
Australia
PNG
–
–
–
18
–
–
–
–
Total Australia
–
–
–
18
–
–
–
–
Total Harmony
– Continuing
Operations
554
378
176
128
892 227
8 105
0.110

P 49
Cash
Cash
operating
operating
Capital
Gold
Tonnes
Operating
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
US$ million      US$ million
US$ million
US$ million
Ounces
(Imperial)     (Imperial)
$/ounce
Discontinued
Operations
South Africa
Orkney 2
16
13
3
2
27 104
167
0.163
492
Orkney 3
–
–
–
–
–
–
–
–
Orkney 4
18
14
4
3
29 155
229
0.127
485
Orkney 7
7
5
2
3
10 623
116
0.091
505
ARM surface
–
–
–
–
99
–
–
–
Kudu/Sable
–
–
–
–
–
–
–
–
St Helena
6
9
(3)
–
9 126
107
0.085
967
Cooke 1
23
17
6
1
37 177
221
0.168
460
Cooke 2
21
14
7
2
34 282
201
0.171
397
Cooke 3
34
24
10
5
55 846
331
0.169
427
Cooke Plant Operations
4
2
2
–
5 819
130
0.045
284
Total South Africa
129
98
31
16
209 231
1 502
0.139
468
Australia
Mt Magent
49
35
14
5
81 466
991
0.082
434
South Kal
28
21
7
7
45 111
747
0.060
460
Total Australia
77
56
21
12
126 577
1 738
0.073
443
Total Harmony
– Discontinued
Operations
206
154
52
28
335 808
3 240
0.104
458
Total Harmony
760
532
228
156 1    228 035
11 345
0.108

P 50
DEVELOPMENT RESULTS (Metric)
Quarter ending December 2007
Channel* Channel* Channel*
Reef Sampled
Width
Value
Gold
Metres
Metres
(Cm’s)
(g/t) (Cmg/t)
Randfontein
VCR Reef
904
741
33
18.36
608
UE1A
653
823
162
4.27
691
E8 Reef
70
39
99
7.85
777
Kimberley Reef
216
141
270
4.18
1,128
E9GB Reef
323
183
110
4.37
479
All Reefs
2,165
1,927
114
5.90
673
Free State
Basal
1,499
1,135
76
12.22
924
Leader
1,249
1,006
167
6.16
1,030
A Reef
712
644
126
5.15
652
Middle
63
28
139
7.07
983
B Reef
180
280
295
2.98
880
All Reefs
3,702
3,093
136
6.58
899
Evander
Kimberley Reef  1,556
1,413
75
15.67
1,174
Elandskraal
VCR Reef
79
92
169
5.96
1,010
Orkney
Vaal Reef
–
–
–
–
–
VCR
–
–
–
–
–
All Reefs
–
–
–
–
–
Target
Elsburg
464
507
292
5.55
1,619
Freegold JV
Basal
1,529
1,424
37
42.35
1,587
Beatrix
213
243
100
8.90
892
Leader
–
–
–
–
–
B Reef
103
76
72
9.36
676
All Reefs
1,845
1,743
48
30.39
1,450
DEVELOPMENT RESULTS (Imperial)
Quarter ending December 2007
Channel* Channel* Channel*
Reef Sampled
Width
Value
Gold
Feet
Feet
(inches)
(oz/t)
(in.ozt)
Randfontein
VCR Reef
2,964
2,431
13
0.54
7
UE1A
2,142
2,700
64
0.13
8
E8 Reef
230
128
39
0.23
9
Kimberley Reef
709
463
106
0.12
13
E9GB Reef
1,058
600
43
0.12
5
All Reefs
7,103
6,322
45
0.18
8
Free State
Basal
4,917
3,724
30
0.35
11
Leader
4,096
3,301
66
0.18
12
A Reef
2,336
2,113
50
0.15
7
Middle
207
92
55
0.21
11
B Reef
590
919
116
0.09
10
All Reefs
12,147
10,148
54
0.19
10
Evander
Kimberley Reef  5,105
4,636
29
0.46
13
Elandskraal
VCR Reef
259
302
67
0.17
12
Orkney
Vaal Reef
–
–
–
–
–
VCR
–
–
–
–
–
All Reefs
–
–
–
–
–
Target
Elsburg
1,523
1,663
115
0.16
19
Freegold JV
Basal
5,016
4,672
15
1.21
18
Beatrix
700
797
39
0.26
10
Leader
–
–
–
–
–
B Reef
337
249
28
0.28
8
All Reefs
6,053
5,719
19
0.88
17
*The totals for these columns are the weighted average figure and not the sum thereof.
Mineral Resources and Ore Reserves
No material changes were made to Harmony’s Mineral Resources and Ore Reserves for the quarter ended December 2007. Taking into account the last six months’ depletion of reserves, the Harmony Mineral Resources and Ore Reserves as stated in the Harmony
2007 annual report are an accurate reflection of the company’s current position. The Mineral Resources and Ore Reserves are comprehensively audited by a team of internal competent persons that operate independently from the operating units.

P
51
CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
PO Box 2
Randfontein, 1759
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott*, J A Chissano*
†
,
F T De Buck*, Dr D S Lushaba*
C Markus*, M Motloba*,
C M L Savage*, A J Wilkens*
(*non-executive)
(
†
Mozambique)
Further Information
Amelia Soares
General Manager, Investor Relations
Telephone: +27 11 411 2314
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za
Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
NASDAQ HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Issuer code HAPS
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

P 52
NOTES
PRINTED BY INCE (PTY) LIMITED
REF W2CF05071

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 15 February, 2008
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title:Interim Chief Financial Officer